Contact

www.linkedin.com/in/shaleentitle (LinkedIn)
www.shaleentitle.com (Personal)

Top Skills

Non-profits

Volunteer Management

Event Planning

Publications

The War on Drugs: Creating crime, enriching criminals

Ending the Drug War: A Dream Deferred

3 Reasons Marijuana Legalization in Colorado Is Good for People of Color

Fair and Square: How to Effectively Incorporate Social Equity Into Cannabis Laws and Regulations

Shaleen Title

Distinguished Cannabis Policy Practitioner in Residence at Drug Enforcement and Policy Center, Moritz College of Law, The Ohio State University

Greater Boston

Summary

Shaleen Title is an Indian-American attorney and longtime drug policy activist who has been writing, passing, and implementing equitable cannabis laws for over 20 years. She is a former top regulator for the state of Massachusetts, where she served as commissioner of the Cannabis Control Commission from 2017 to 2020. She is the author of “Fair and Square: How to Effectively Incorporate Social Equity Into Cannabis Laws and Regulations” and “Bigger is Not Better: Preventing Monopolies in the National Cannabis Market.”

In 2021, she co-founded the drug policy think tank Parabola Center, which creates model policies to protect people rather than corporate profits. Since 2021, she has also served as Distinguished Cannabis Policy Practitioner in Residence at The Ohio State University Moritz College of Law’s Drug Enforcement and Policy Center. She is a founding member and current vice-chair of the Cannabis Regulators of Color Coalition.

Shaleen is a frequent keynote speaker and consultant on cannabis policy and has testified before governmental bodies around the world about fair and equitable marijuana laws. In 2021, she was an honoree on the Boston Business Journal’s 40 Under 40 list. Described as “the people’s weed watchdog” in Boston Magazine’s 2019 Power List, she has been widely recognized for her focus on racial justice and her efforts to make the cannabis industry more inclusive. She is a recipient of both Students for Sensible Drug Policy’s and New England Cannabis Community’s lifetime achievement awards.

She serves as an advisor to Supernova Women, a nonprofit creating a space for women of color in cannabis, and the THC Staffing Group mentorship program. Previously, she was a founding board

member of Minority Cannabis Business Association, where she led the creation of the first state-level model legislation created to guide states in the process of reinvestment and reconciliation.

Shaleen is frequently consulted by the media about marijuana policy; her interviews have been featured in outlets including PBS NewsHour, Politico, NPR, Rolling Stone, Newsweek, The Guardian, and VICE News. Her op-eds and other written work have appeared in The New York Times, The Boston Globe, Philadelphia Inquirer, Commonwealth Magazine, Marijuana Moment, and Boston Business Journal. She is an alumna of the Illinois Mathematics and Science Academy, a public magnet school with an emphasis on developing problem-solvers, and holds a business degree, law degree, and graduate degree in accounting from the University of Illinois. She was previously a consultant for Deloitte.

Experience

Drug Enforcement and Policy Center, Moritz College of Law, The Ohio State University

Distinguished Cannabis Policy Practitioner in Residence

March 2021 - Present (1 year 1 month)

I'm serving as a visiting expert producing practical and accessible cannabis reports, panels, and other projects as part of the DEPC's mission promoting and supporting research and engagement on issues around drug policy.

Cannabis Regulators of Color Coalition (CRCC)

Co-Founder

September 2020 - Present (1 year 7 months)

Boston, Massachusetts, United States

Cannabis Regulators of Color Coalition (CRCC) is a coalition of government officials appointed and/or selected to lead, manage and oversee the regulatory and policy implementation for legal medical and adult-use cannabis markets across the United States and abroad. The members of CRCC represent state and local cannabis jurisdictions from across the country, including California, Massachusetts, Illinois, and Oregon. As the leading architects of cannabis equity and policy reform in the United States, our mission is to be a source of information and education for legislators and government agencies that aim to build sustainable cannabis regulatory frameworks that are also designed

to deliver on the reparative and restorative potential of the global cannabis legalization and decriminalization movement.

Cannabis Control Commission
Commissioner
September 2017 - December 2020 (3 years 4 months)
Boston, Massachusetts

I served as one of five inaugural commissioners on the Massachusetts Cannabis Control Commission, the agency tasked with regulating legal and medical marijuana in the commonwealth. I was appointed based on experience in legal, policy, and social justice issues by Governor Charlie Baker, Attorney General Maura Healey, and Treasurer Deb Goldberg to a three-year term beginning September 2017 and extended through December 2020.

THC Staffing Group
Partner
June 2014 - August 2017 (3 years 3 months)
Boston, MA

Founded in 2014, THC Staffing Group is a women-owned boutique recruitment firm dedicated to serving the marijuana industry. TSG cares about diversity, inclusion, and economic empowerment.

4Front
Regulations and Compliance Expert
June 2014 - April 2017 (2 years 11 months)
Boston, MA

Successfully supported prospective dispensary and cultivation businesses through state-managed competitive application processes in numerous states. Worked with team members to ensure clients were operating most efficiently while maintaining compliance with local regulations.

Vicente Sederberg LLP
Attorney
2012 - 2013 (1 year)
Boston, MA

I directed the Massachusetts office of Vicente Sederberg, the first national law firm dedicated to helping clients navigate medical marijuana laws.

Amendment 64 Campaign to Regulate Marijuana Like Alcohol
Senior Staff

June 2012 - November 2012 (6 months)
Colorado

Staffer for the campaign that first legalized marijuana in the United States. Led the creation of professional coalitions including academic endorsements of hundreds of professors and law enforcement endorsements of dozens of cops, prosecutors and judges. Managed team of volunteers who booked speaking engagements. Served as a spokesperson for the campaign.

Law Enforcement Against Prohibition (LEAP)
State Campaigns Director
June 2009 - November 2012 (3 years 6 months)
Boston area, MA

Ran LEAP's global speakers bureau including recruiting, training, booking speaking engagements, and collecting and implementing feedback. Managed the law enforcement support of local and state drug policy campaigns throughout the United States for the November 2012 election.

Deloitte
Tax Law Consultant
2008 - 2009 (1 year)

I conducted legal tax research and consultation. My main duties as a first-year consultant on the team were to analyze and identify tax opportunities and assist in preparing tax compliance and reviewing tax provisions for complex multistate clients. Within the team, I was an active leader in community involvement and skills-based volunteering.

University of Illinois Law Transactions and Community Economic Development Clinic
Attorney
August 2007 - December 2007 (5 months)

As a student authorized to practice law under supervision, I counseled debt-stressed clients to discuss their alternatives and helped them seek bankruptcy protection, and I drafted and reviewed articles of incorporation and bylaws for entrepreneurial not-for-profit organizations.

Follmer Law Offices
Law Clerk
2006 - 2006 (less than a year)

Assisted in researching and writing letters, pleadings and legal memoranda in several areas. Follmer Law Offices is a general practice firm with emphasis in real estate and civil litigation including personal injury.

University of Illinois
Teaching Assistant
2004 - 2005 (1 year)

I assisted the professors teaching three graduate-level Accountancy courses: Financial Statements, Accountancy for International Students, and Accounting Institutions and Regulations.

Education

University of Illinois College of Law
J.D. · (2005 - 2008)

University of Illinois at Urbana-Champaign - College of Business
M.A.S. and B.S., Accountancy · (2000 - 2005)

Illinois Mathematics and Science Academy
· (1996 - 2000)